787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 22, 2018

VIA EDGAR

Min S. Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AB Multi-Manager Alternative Fund (the “Fund”)

Securities Act File No. 333-218923 and

Investment Company Act File No. 811-22671

Dear Mr. Oh:

On behalf of the Fund, we are hereby filing an amendment to the Fund’s registration statement (the “Registration Statement”) under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment incorporates the Fund’s most recent annual financial statements and updates certain disclosure. In addition, the Amendment incorporates changes based on comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a telephone conversation with the undersigned and Neesa P. Sood on March 29, 2018 regarding Post-Effective Amendment No. 2 to the Registration Statement.

This letter responds to the Staff’s March 29, 2018 comments. For your convenience, your comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

NEW YORK        WASHINGTON        HOUSTON        PARIS         LONDON        MILAN        ROME         FRANKFURT        BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Accounting

Comment No. 1:    Please file the consent of the independent registered public accounting firm of the Fund.

Response:     The Fund will file the consent of its independent registered public accounting firm in the next amendment to the Registration Statement.

Comment No. 2:    Please incorporate the financial statements from the semi-annual report dated September 30, 2017 because the financial statements from the annual report dated March 31, 2017 are as of a date more than 245 days from the date of the Registration Statement.

Response:     The Registration Statement now incorporates the financial statements for the fiscal year ended March 31, 2018.

Comment No. 3:    On page 30 of the Fund’s Prospectus, the letters designating footnotes to the Financial Highlights table seem to repeat. Please consider making the footnotes continue in alphabetical order.

Response:     The requested change has been made to the Amendment.

Comment No. 4:    Please fill in the open dates with respect to information provided by the independent registered public accounting firm and fill in the references to the name of the independent registered public accounting firm.

Response:     This information will be included in the next amendment to the Registration Statement.

Front Cover Page

Comment No. 5:    On the front cover page, footnote 1 provides that “[t]he minimum initial investment in the shares by an investor is $20,000. Subsequent investments (excluding reinvestment of distributions) must be at least $5,000.” The Staff’s position is that since the Fund is a closed-end fund that invests more than 15% of its assets in hedge funds and private equity funds that rely on 3(c)(1) and 3(c)(7), the Fund should (1) restrict investments to accredited investors or an even higher standard and (2) also impose a minimum initial investment requirement of at least $25,000.

Response:     Since inception in 2012, the Fund has restricted investments to accredited investors or eligible investors who meet a higher standard. Since inception, the Fund has also imposed a minimum initial investment requirement of at least $20,000. The Fund respectfully submits that the $20,000 minimum investment threshold, which has been disclosed in the amendments to the Registration Statement filed annually, remains appropriate. The Fund, however, will consider in the future whether or not to increase the minimum investment requirement. However, we note that, under the 1933 Act and the rules thereunder, there is no $25,000 minimum investment requirement for a closed-end fund or a hedge fund. Nor are we aware of any published guidance with respect to this standard.

Summary of Terms

Comment No. 6:    Please note that any comments made to the “Summary of Terms” should apply to the corresponding discussion in the Prospectus, as applicable.

Response:     The Fund has made corresponding changes, as applicable.

Subsidiary

Comment No. 7:    In an appropriate location, please disclose and/or confirm the following items or identify where this disclosure appears in the Registration Statement with respect to the Subsidiary:

a)	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

Response:     On page 4 under the “Summary of Terms” the Fund has added the following disclosure: “The Fund and the Subsidiary test for compliance with certain investment restrictions and limitations on a consolidated basis.”

b)	Disclose that each investment manager and subadviser to the Subsidiary complies with the provisions of the 1940 Act related to investment advisory contracts pursuant to Section 15 as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. If the same person is the adviser to both the Fund and the Subsidiary, then for purposes of complying with Section 15(c) the reviews of the Fund’s and the Subsidiary’s advisory agreements may be combined.

Response:     There is a separate investment management agreement for the Subsidiary. The Fund’s Board has reviewed and approved this agreement in compliance with Section 15(c) of the 1940 Act.

c)	The investment management agreement between the Subsidiary and its investment adviser and/or subadviser are material contracts that should be included as an exhibit to the Registration Statement.

Response:     The investment management agreement between the Subsidiary and the Investment Manager is included as an exhibit to the Amendment.

d)	Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17) and identify the custodian of the Subsidiary.

Response:     The Fund confirms that the Subsidiary complies with the provisions relating to affiliated transactions and custody in Section 17 and the rules thereunder. The Registration Statement in the section titled “Investment in a Wholly-Owned Subsidiary” discloses that: “[t]he Subsidiary will also be subject to the same valuation, brokerage and compliance policies and procedures as the Fund.” The Fund and the Subsidiary use the same custodian, State Street Bank and Trust Company. The Fund has updated the disclosure to reflect that State Street is also the custodian of the Subsidiary.

e)	Disclose whether the Fund has received a private letter ruling from the IRS stating that undistributed income derived from the Subsidiary is qualifying income, but if the Fund has not received a private letter ruling, provide a basis for determining that such undistributed income is qualifying income (such as an opinion of counsel).

Response:     The Fund has not requested a private letter ruling from the IRS stating that undistributed income derived from the Subsidiary is qualifying income. However, the Fund expects to receive an appropriate legal opinion from Willkie Farr & Gallagher LLP regarding the tax character of income derived from the Subsidiary.

f)	Disclose any of the Subsidiary’s principal investment strategies or principal risks that also constitute principal investment strategies or principal risks of the Fund. The principal investment strategies and principal risk disclosure of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response: The Fund confirms that all of the principal investment strategies and principal risks of the Subsidiary that constitute principal investment strategies and principal risks of the Fund are disclosed as such in the Fund’s Prospectus.

g)	Confirm supplementally that the Financial Highlights of the Subsidiary will be consolidated with that of the Fund.

Response:     The Fund confirms that the Financial Highlights of the Subsidiary will be consolidated with that of the Fund. This statement is also included in the section titled “Investment in Wholly-Owned Subsidiary.”

h)	Confirm supplementally that the management fee for the Subsidiary, including any performance fee, will be included in the “Management fees” line item and that the Subsidiary’s expenses will be included in the “Other expenses” line item to the Fund’s fees and expenses table.

Response:     The Subsidiary has entered into a separate management agreement with the Investment Manager under which the Investment Manager provides investment management services for the Subsidiary. The Subsidiary pays no separate management or other fees for these services, which are included in the management fee paid by the Fund. The Fund, however, may incur fees and expenses for administrative services provided by the Investment Manager to the Subsidiary, and the Subsidiary will pay other customary operational expenses. The Fund confirms that the Subsidiary’s expenses are included in the “Management fee” and “Other expenses” line items of the Fund’s fees and expenses table.

i)	Confirm supplementally that the Subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States and that the Subsidiary and its Board of Directors will agree to inspection by the SEC staff of the Subsidiary’s books and records which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response:     The Fund confirms that the Subsidiary and its Board of Directors will designate an agent for service of process in the United States. The Fund confirms that the Subsidiary and its Board of Directors have agreed to inspection of the Subsidiary’s books and records by the SEC staff.

Comment No. 8:    On page 6 of the Fund’s Prospectus, please review “Selected Risk Factors – Current Market Conditions and Governmental Actions” and update as necessary in light of current market conditions.

Response:     The Amendment reflects updated disclosure under “Current Market Conditions and Governmental Actions” based on current market conditions.

Comment No. 9:    Given the update to the principal investment strategies in which the Fund may invest directly in the types of investments made by a Portfolio Fund, consider adding another subsection for “Certain Risks Related to Direct Investments by the Fund”, update the current title of the section called “Certain Risks Related to Investments by Portfolio Funds” to include “and direct investments” or make a similar change to note that the Fund itself is subject to the same risks as a result of direct investing.

Response:     The Fund has updated the title of the subsection to “Certain Risks Related to Investments by Portfolio Funds and Direct Investments by the Fund (italics added)”. The Fund has also included the following disclosure under the heading titled “Certain Risks Related to Investments by Portfolio Funds”: “Some of the risks relating to Portfolio Fund investments and investment strategies and direct investments by the Fund are as follows:” (italics added)

Comment No. 10:    In the section titled “Investment Advisory and Management Arrangements,” please update the Investment Manager’s assets under management as of a more recent date.

Response:     The Amendment reflects the requested updates.

Comment No. 11:    In the section titled “Conflicts of Interest,” please disclose any applicable conflicts with respect to the Subsidiary.

Response:     The Amendment includes the requested updates.

Comment No. 12:    Please confirm the inclusion of the “Biographical Information of the Trustees of the Fund” table.

Response:     The Fund confirms that the “Biographical Information of the Trustees of the Fund” table is included in the Registration Statement.

Comment No. 13:    In the section titled “Share Ownership and Compensation,” please include Christopher Bricker’s information in the table.

Response:     The Amendment includes the requested update.

Comment No. 14:    In the section titled “Board Structure and Role of the Board of Trustees,” please update the disclosure regarding the number of times the Committees met as of March 31, 2018.

Response:     The Amendment includes the requested updates.

Comment No. 15:    In the section titled “Performance of Similarly Managed Accounts” there is the following disclosure: “However, the Similar Hedge Fund Accounts are not subject to certain investment limitations, diversification and distribution requirements and other restrictions imposed under the Investment Company Act and the Internal Revenue Code to which the Fund, as a registered investment company, is subject and which, if applied to the Similar Hedge Fund Accounts, may have adversely affected their performance. Any such differences would not have had a material effect on the disclosed performance data, and do not alter the fact that each Similar Hedge Fund Account is managed in a manner that is substantially similar to the Fund.” Please confirm whether are not the two sentences are consistent with each other.

Response:     The Fund respectfully submits that the two sentences are consistent with each other. While the differences between the Similar Hedge Fund Accounts and the Fund could impact the performance, such impact would not be material.

Comment No. 16:    In the section titled “Additional Information Regarding the Declaration of Trust and Bylaws,” please update the amount of shares outstanding as of March 31, 2018.

Response:     The Amendment includes the requested updates.

Comment No. 17:    In the section titled “Beneficial Owners,” please update the information as of March 31, 2018.

Response:     The Amendment includes the requested updates.

Part C

Comment No. 18:    Please file the executed agreements as opposed to the forms of in connection with the exhibits filed in Part C except as permitted by Rule 483(d) under the Securities Act of 1933.

Response:      The Fund filed the executed Investment Advisory and Management Agreement and Distribution Agreements on July 28, 2017 and the Amendment updates the Part C accordingly.

Comment No. 19:    Please file the opinion and consent of counsel prior to the request for acceleration of the effectiveness of the Registration Statement.

Response:     Since no new shares of the Fund are being registered, the Fund will continue to rely on its opinion and consent of counsel dated July 28, 2017.

Comment No. 20:    Please update Item 27 “Other Expenses of Issuance and Distribution” as the numbers do not have appeared to change since last year’s filing.

Response:     The expenses were calculated based on the expected expenses of the offering and no new shares are being registered in the Amendment.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,
/s/ P. Jay Spinola
P. Jay Spinola

cc:	Eric C. Freed, Esq., AllianceBernstein L.P.

Neesa P. Sood, Esq., Willkie Farr & Gallagher LLP